SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PETROBRAS ANNOUNCES THIRD QUARTER 2002 RESULTS (Rio de Janeiro November 12 2002) PETRÓLEO BRASILEIRO S.A. PETROBRAS today announced its consolidated results, stated in millions of Reais, in accordance with generally accepted Brazilian accounting principles.

For the third quarter of 2002 (3Q-2002) PETROBRAS reported consolidated net income of R$2,368 million, an increase of 16% over 2Q-2002, and Ebitda of R$5,713 million, an increase of 3% over 2Q-2002. As of September 30 2002, market capitalization reached R$41,864 million.

.     Consolidated net income for 3Q-2002 reached R$2,368 million, primarily driven by the 35% gross margin. This margin, however, was lower than in 2Q-2002 (40%) and 3Q-2001 (37%), due to oil product sales prices this quarter, which only partially reflected higher international oil prices and depreciation of the Real, coupled with lower (7%) oil products sales volumes in the domestic market, partially compensated by an increase in oil exports from the Marlim field.

Other important elements which affected the 3Q-2002 net income were the higher net currency losses, due to the greater volatility in exchange markets, leading to a 37% depreciation of the Real in 3Q-2002 (16% in 3Q-2001), and currency gains totaling R$1,465 million on investments in controlled companies overseas and the provision of interest on capital that afforded in a fiscal saving of R$369 million. Net income for the January/September 2002 period was R$5,269 million, 25% lower than net income for the January/September 2001 period (R$7,044 million).

.     Consolidated gross operating revenue in 3Q-2002 was R$29,095 million, while net operating revenue totaled R$21,295 million, reflecting oil products and natural gas price levels in the domestic market, a 62% increase in export volume and a 133% increase in export revenues. Gross and net operating revenues for 3Q-2001 were R$21,642 million and R$15,837 million, respectively.

.     In 3Q-2002 the Company reached a new monthly oil and NGL production record of 1,551 thousand barrels/day in August 2002. Domestic oil, NGL and natural gas production grew 13% year-over-year in 3Q-2002 to reach a quarterly average of 1,775 thousand barrels/day, of which 77% from the Campos basin. If compared with the same period 2001, total production increased 13% for the January/September 2002 period.

.     3Q-2002 EBITDA was 27% higher than in 3Q-2001, reflecting strong cash generation of R$5.7 billion. EBITDA for the January/September 2002 period totaled R$13.7 billion (R$14.0 billion for January/September 2001). This level of cash generation has enabled the Company to increase direct capital spending up to R$8,100 million in the January/September 2002 period.

.     Considering the Company’s economic and financial performance for the January/September 2002 period, the Board of Directors of PETROBRAS authorized the Company to remunerate shareholders by distributing R$1,086 million (R$1.00 per share) in the form of interest on capital, payable by January 15 2003, to be deducted from the annual remuneration to be decided on by the General Shareholders’ Meeting that will approve the distribution of fiscal year 2002 results.

.     On September 30 2002, the Company’s market capitalization was R$41,864 million, equivalent to 116% of the controlling company’s shareholders equity (R$35,983 million).

Comments from the President, Mr. Francisco Gros

Petrobras’ third quarter results reflect both international and domestic market volatility. Concerns over the effects of a possible military intervention in the Middle East caused oil prices to rise significantly, while continued poor economic performance from developed nations put pressure on refining margins. In the Brazilian market, the currency depreciation caused by domestic uncertainty generated a lag between oil product prices in foreign currency and in local currency.

Despite this environment, net income of R$2,368 million for the third quarter was 16.3% higher than that of the second quarter and a full 45.4% higher than 3Q-2001. This is a reflection of continued progress in the company’s production program, which is ahead of its strategic targets.

Operating Highlights

Despite lower world demand and the exchange rate volatility, Brazilian oil and NGL production increased 13% in the third quarter 2002, far above the industry average. The result was a 59% increase in exports of crude oil and oil products compared with third quarter 2001.

Total oil, NGL and natural gas production reached 1,833 thousand boe per day, compared to 1,637 thousand in third quarter 2001, a 12% increase. This was achieved despite lower international production due to lower sales in Argentina and the sale of certain production assets in the US and the UK. Domestic oil and NGL production attained a new record of 1,551 thousand bpd in August 2002.

The higher production, plus a program of investments aimed at adjusting Brazil’s refining capacity, meant that domestic oil represented 80% of total refinery throughput, both in the third quarter and in the full January/September 2002 period, compared to 76% in the first nine months of 2001 and 75% in 3Q-2001. The higher share of domestic oil in refinery throughput was one of the major factors enabling Petrobras to maintain operating profits, before financial income and expenses, for the third quarter.

The positive impact of currency devaluation (37% for the quarter) on domestic lifting and refining costs was insufficient to compensate for the negative impact on the cost of imported services, third party participations in consortiums and government participations. Excluding government participations, the dollar cost of lifting declined 18% from third quarter 2001 to third quarter 2002, but increased 4% when government participations are included. Refining costs increased 8% over the same period, primarily due to the investments being made in domestic refining capacity. Compared with the second quarter 2002, lifting costs, including government participations, were relatively stable (US$6.97 versus US$6.98), while refining costs fell by 16%, less than currency depreciation for the same period.

Net imports of oil and oil products continued low, at 98 thousand bpd. Exports of Marlim oil have increased 219% since third quarter 2001, proof of increasing acceptance in world markets.

Financial and corporate highlights

The above factors, plus the less than full pass-through of international oil prices to domestic sales prices, were responsible for a decrease in gross margin from 40% in the second quarter to 35% in the third quarter, below the 37% of the third quarter 2001 as well. Operating margins were also hit by non-recoverable contractual liabilities in connection with thermoelectric generating consortiums totaling R$432 million in the nine-month period.

The payment of royalties and special participations reached a total of R$1,701 million in the quarter, 36% higher than the previous quarter and 45% higher than third quarter 2001. This reflects the increasing economic contribution that Petrobras is being called upon to make, regardless of the reduction in its operating margins.

Proof of the market’s confidence in Petrobras’ ability to run its business was the reception awarded to the two domestic capital markets debenture issues, totaling R$1,525 million (R$750 million in August and R$775 million in October), which the market absorbed in their entirety. This is evidence that domestic capital markets do exist and are viable alternatives to international markets.

Events occurred after quarter-end:

The acquisition of control of Petrolera Santa Fé was completed and the final agreement was also reached on the acquisition of the majority ownership of Perez Companc in Argentina. These acquisitions will enable Petrobras to consolidate its position as one of the major regional forces in oil and gas and become a genuine Brazilian multinational.

I would mention that the effects of the accident with the P-34 platform, resulting in a shutdown of operations, were reduced to a minimum by the prompt action of the Company’s emergency teams. Contingency plans were put into action and the platform was recovered without threat to the environment.

I would also like to highlight important awards in the field of corporate governance that have been received after quarter-end:

  In a study on ethical risk performed by the business analysis group “Management & Excellence”, Petrobras was named as the company with the best ethical practices, social responsibility and corporate governance in the Latin American oil and gas sector;

  Petrobras received the Excellence Prize 2002 from AmericaEconomia magazine in its September edition, in recognition of its profitability and international expansion;

  Petrobras’ 2001 Annual Report was elected the best of its kind by the Brazilian Association of Publicly Listed Companies (Abrasca), together with the Brazilian Association of Capital Markets Analysts (ABAMEC – SP), the São Paulo Stock Exchange (Bovespa), the Brazilian Institute of Corporate Governance (IBGC) and the Brazilian Institute for Investor Relations (IBRI). This award, for the second consecutive year, is recognition that the company increasingly treats shareholders and other constituencies in a fair and transparent way.

The Board of Directors approved the distribution of shareholder remuneration, in the form of interest on capital, in the amount of R$1,086 million, equivalent to a gross amount of R$1.00 per common and preferred share.

Finally, in November, the Company announced its proposal for tendering for the shares of BR Distribuidora, with a view to de-listing the Company in the future. This measure is intended to allow shareholders to concentrate exclusively on Petrobras, as is usual in the oil industry.

Consolidated Net Income

PETROBRAS, its subsidiaries and controlled companies, reported consolidated net income of R$2,368 million in 3Q-2002, with operating profit 4% lower than that of 2Q-2002.

The main factors affecting the Company’s net consolidated income in the January/September 2002 period were:

  The increase in oil, NGL and natural gas production, which generated an increase in the share of domestic crude in refinery throughput (80% in January/September 2002 versus 76% in January/September 2001), permitting improvements in the Company’s cost structure.

  The increase in oil products prices, reflecting the partial pass-through of international oil price increases and the depreciation of the Real, as well as increased exports, primarily from the Marlim field, and higher sales of natural gas to the domestic market.

  The net foreign exchange gain from the translation effect on shareholders’ equity in controlled companies overseas, totaling R$ 1,792 million.

  The R$322 million write-off (loss) of dry or sub-commercial wells.

  Net financial expenses of R$4,830 million, primarily due to the depreciation of the Real against the dollar.

Company by Company Results

The principal factors affecting the net income of each company were:

PETROBRAS – Petrobras posted net 3Q-2002 income of R$3,304 million, driven mainly by its gross margin, which, however, declined this quarter, due to the only partial pass-through to domestic oil product prices of increased international prices and the depreciation of the Real, and higher unit sales costs, due to greater outlays with government and other third party participations in consortiums. This was partially compensated by increased export volumes from the Marlim field. The 3Q-2002 results were also affected by: a R$111 million write-off of dry or sub-commercial wells; equity income from subsidiaries R$410 million greater than in 3Q-2001; and the steeper Real depreciation against the dollar (37% in 3Q-2002 versus 16% in 3Q-2001), resulting in net financial expenses of R$888 million. Net income for the January/September 2002 period was R$7,346 million (R$7,920 million for the same period in 2001). The decline was primarily due to greater outlays on government and third party participations in consortiums and to higher net currency losses, caused mainly by the Real depreciation.

BR – In 3Q-2002, BR posted net income of R$58 million (R$83 million in 3Q-2001), the result, mainly, of lower gross profits caused by (9%) lower sales volume. Net income for the January/September 2002 period was R$586 million, 183% higher than the same period in 2001, the result of an 8.6% increase in net sales, reflecting the fuel price increases at the refinery over the past twelve months and BR’s stable share in the distribution market (32.6% in September 2002 and 2001) and of gains from the sale to PETROBRAS of its stakes in 13 gas distribution companies, totaling R$334 million net of tax.

PETROQUISA – The R$261 million 3Q-2002 loss (net income of R$66 million in 3Q-2001) reflects primarily the performance of its affiliates, affected by the Real depreciation, and the scheduled shut-down of PQU, which reduced the domestic availability of petrochemical raw materials, as well as the recognition of a R$83 million non-operating expense, the result of the reduction of its stake in Braskem, the company created by the merger of Copene, OPP Produtos Petroquimicos S.A and 52114 Participaç&otidle;es S.A., when PETROQUISA decided not to participate in the most recent capital increase in that affiliate. PETROQUISA’s loss for the January/September 2002 period totaled R$221 million (R$345 million profit for the same period in 2001), the result of weak performance from its affiliated companies and by a reduction in the financial income, which, in 2001, it had earned from its investments in National Treasury Notes (NTN-P). On 28/10/2002, in an Extraordinary Shareholders’ Meeting and a Special Meeting of Preferred Shareholders, shareholders agreed on a R$1,261 million reduction in shareholders’ equity in the Company, with no change in the number of shares, through cash restitution to minority shareholders funded by the liquidation of an inter-company loan to PETROBRAS, of which PETROQUISA is the creditor.

BRASPETRO – Consolidated 3Q-2002 results for BRASPETRO were a R$840 million profit (R$472 million in 3Q-2001), largely due to a R$1,485 million exchange gain on the equity in controlled companies overseas. For the January/September 2002 period, profits were R$1,239 million, R$ 546 million lower than in the same period of 2001, reflecting the review of the rates charged for chartering Brasoil’s and Catleia’s platforms to PETROBRAS, retroactive to 1998, and indemnification from the insurers, net of the leasing indemnification, for the loss of the P-36 platform, both of which took place between January and September 2001. The 30/09/02 AGM approved the incorporation of BRASPETRO by PETROBRAS, concluding the restructuring process initiated in 2000, in accordance with the Company’s new Organization and Management model, integrating the activities previously carried out separately by BRASPETRO and PETROBRAS.

GASPETRO – Although the Bolivia-Brazil gas pipeline is operating above scheduled capacity for the current stage of the project, yielding a 96% increase in volume transported under contract and an improvement in TBG’s gross margins, GASPETRO reported a R$758 million consolidated net loss in 3Q-2002, mainly owing to R$1,589 million of exchange losses on foreign currency debt, caused by the quarter’s 37% depreciation of the Real against the dollar. GASPETRO’s consolidated loss for the January/September 2002 period was R$1,124 million (R$582 million in the same period in 2001).

PIFCo.     – In 3Q-2002 PIFCo posted a consolidated net loss of R$120 million (R$61 million loss in 3Q-2002), due to the approximately 32% reduction in the Libor rates that are used to reimburse PIFCo for its financial expenses incurred in connection with sourcing oil and oil products imports for PETROBRAS.

TRANSPETRO –TRANSPETRO reported consolidated 3Q-2002 profit of R$26 million (R$72 million in 3Q-2001) on its transport operations involving 46 owned vessels plus 13 vessels charted under bareboat agreements, as well as services provided through pipelines and terminals. Financial expenses from exchange depreciation on ship financing reached R$213 million, to the detriment of 3Q-2002 results. For the January/September 2002 period, consolidated net income posted by TRANSPETRO was R$116 million, below the net income for the same period of 2001 (R$179 million), principally owing the above-mentioned exchange depreciation effects.

DOWNSTREAM — DOWNSTREAM reported a consolidated net profit of R$69 million (R$17 million loss in 3Q-2001). This was largely the result of exchange gains on the conversion from Argentine pesos to Reais of the shareholders’ equity in EG3 (the Argentine peso appreciated 39% against the Real in the quarter). For the January/September 2002 period, DOWNSTREAM posted profits of R$87 million, 44% below that for the January/September 2001 period (R$155 million). The principal cause was a 9% drop in sales at its subsidiary REFAP and R$151 million of exchange losses on REFAP’s foreign currency debt. The exchange losses on its equity stake in EG3 for the January/September 2002 period were compensated by the amortization of the discount, constituted in December 2001, on the exchange of assets between the Company and REPSOL/YPF. The economic reasoning behind the discount was based on expectations of the potential effects on the investment of Argentina’s economic situation.

Consolidated Financial Highlights

In 3Q-2002, PETROBRAS, its subsidiaries and controlled companies generated total operating profit of R$5.7 billion, before interest, equity income, tax, depreciation and amortization (EBITDA), a 27% increase over the same quarter of 2001.

In 3Q-2002 the gross margin declined from 2Q-2002 levels, owing to the less than full pass-through to oil products prices of higher international prices and the Real depreciation, the increased cost of oil product imports and higher oil production costs caused by increased outlays on government participations domestically and the participation of third parties in consortiums, reflecting higher international oil prices and the depreciation of the real against the dollar, as well as expenditures on closure of wells (due to the depreciation of the real) This decline was partially compensated by higher volumes and prices for oil exports from the Marlim field.

Operating margins declined from their 2Q-2002 levels, basically for the reasons mentioned above, as well as increased tax expenses caused by the effect of the weaker exchange rate on the base for calculating PASEP and COFINS.

The 3Q-2002 net margin declined from the previous quarter’s levels for the same above-mentioned reasons, as well as the higher net currency losses from the quarter’s 37% depreciation of the Real against the dollar.

Consolidated Debt

(1)     Includes debt contracted by special purpose companies, used by PETROBRAS to structure Project Finance transactions. (R$10,249 million at 30/09/02, R$7,611 million at 30/06/02 and R$5,762 million at 31/12/01) as well as advances against the Nova Marlim consortium project (R$2,164 million).

(2)     Total liabilities net of cash/cash equivalents.

As of September 30 2002, the PETROBRAS System reported a 50% increase in net debt compared with June 30 2002, largely due to the 37% third quarter depreciation of the Real against the dollar, which directly impacted its foreign currency debt, while only partially impacting financial investments in Brazil, comprised mainly of foreign currency and real –denominated fixed income funds.

The Company has been taking steps to improve its debt maturity schedule, by borrowing at longer tenors and simultaneously paying down shorter-term obligations. The debt/equity ration reached 64% at September 30 2002, a 6p.p. increase over June 30 2002.

Consolidated Capital Expenditures

In accordance with the objectives established in the strategic plan for 2001-2005, PETROBRAS continues to give priority to capital expenditures, for its own account and through joint ventures, on the development of oil and natural gas production. In the January/September 2002 period, capital expenditures totaled R$9,251 million (excluding investments through SPCs on an off-balance sheet basis, worth approximately US$324 million for the January/September 2002 period), representing a 50% year-over-year increase in capital outlays.

  In the January/September 2002 period, 64% of the Company’s domestic capital expenditures for its own account were allocated to exploration and production.

  In line with its objective of increasing production, the Company has signed 64 Joint-Venture agreements to invest in exploration and production development in areas where PETROBRAS has already made commercial finds. Of this total, 18 blocks were returned to the national Petroleum Agency (3 only partially returned), while the deadline for termination of exploration in the areas retained was extended. Currently, 49 Consortiums are working, involving capital expenditures forecast at U$5,277 million.

  On October 24 2002, Braspetro Oil Company, controlled by PETROBRAS, concluded the acquisition of 100% of Petrolera Santa Fé Southern Cone, Inc., a holding company incorporated in the British Virgin Islands, which controls 100% of Petrolera Santa Fé S.R.L., a company incorporated in Argentina, for US$89,550 thousand, disbursed in cash on that date. Petrolera Santa Fé is involved in exploration, development and production of oil and gas in Argentina. During 2001 it produced approximately 11.5 thousand boe/day.

  The definitive share purchase agreement between the Perez Companc family, the Fundación Perez Companc and PETROBRAS, through Petrobras Participaç&otidle;es S.L., indirectly controlled by Braspetro Oil Company – BOC, was signed on October 17 2002, sealing the acquisition of control of the shares of Perez Companc S.A. and part of the shares of Petrolera Perez Companc.

  Under the agreeement, PETROBRAS purchased 58.62% of the Perez Companc S.A. shares in circulation and 39.67% of the shares in circulation of Petrolera Perez Companc, paying the equivalent of US$689,184 thousand in cash and US$338.416 thousand in the form of notes issued by Petrobras International Finance Company – PIFCo, a wholly owned subsidiary of PETROBRAS, for Perez Companc, and US$49,752 thousand cash for the shares of Petrolera Perez Companc.

Petrobras will receive 627,845,399 class B shares of Perez Companc S.A. (resulting from the conversion of the same number of class A shares owned by members of the Perez Companc family), and 621,871,347 class B shares owned by the Fundación Perez Companc, as well as 198,355 ordinary shares of Petrolera Perez Companc S.A.

The restructuring of Perez Compac’s bank debt was concluded on October 4 2002 for a total of approximately US$ 2 billlion.

The due diligence process was concluded, with some adjustments to the valuation of certain business segments and corresponding adjustments to the final terms and conditions of the sale.

PETROBRAS’ Board of directors approved the terms and conditions of the acquisition on October 16 2002 and, in accordance with Argentine legislation, the relevant documentation was delivered to that country’s anti-trust authority (CNDC – Comisión Nacional de Defensa de la Competencia), which is in the process of analyzing the conditions of the sale. In case of the Argentine Anti-trust Agency (CNDC) does not approve the deal, Petrobras can give up the operation in accordance with the terns of the Final Contract of Acquisition. Nevertheless the Company does not expect unfavorable decision from the CNDC.

Perez Companc is Latin America’s largest independent energy company and is involved in the exploration and production of oil, refining, transport and petrochemicals, as well as electricity generation, transmission and distribution and other sectors of the power industry. .

Exploration and Production

3Q-2002 domestic oil and NGL production was 14% higher than in 3Q-2001, owing to the high levels of operating efficiency achieved, principally in the Campos basin, and especially to the average monthly production reached in August 2002 of 1,551 thousand bpd, a new PETROBRAS monthly production record. This is the fifth consecutive time that a production record is broken since March, when average monthly production was 1,501 thousand bpd. This is the result of PETROBRAS’ efforts to increase production and take the country ever nearer to self-sufficiency.

The 14% January/September 2002 year-over-year increase in oil and NGL production was largely the result of the production start-up of new wells in the Marlim field (P-35 and P37), in the Espadarte and Albacora fields and, principally, the December 2001 start-up of the Marlim Sul P-38/P-40 system.

Overseas production of oil, NGL and natural gas reported a 16% January/September 2002 year-over-year decline, in great part due to lower demand for gas in Argentina, lower gas production in Bolivia and the sale of certain production assets in the USA and the United Kingdom.

Refining, Transport and Marketing

The 4 p.p. year-over-year increase in the share of domestic oil as a percentage of total refinery throughput in the January/September 2002 period was a strategy aimed at enhancing profitability. This is being achieved through continuous improvements in refinery performance.

Costs

(1)     Prepared in accordance with the Brazilian GAAP and Translated into U.S. dollars average exchange rate during the period

(2)     In order to better adapt the Corporate Overhead concept to its management model, the Company revised its methodology and retroactively re-calculated the Overhead for prior periods.

January/September 2002 lifting costs, excluding government participations, declined by 9% year-over-year, owing to the effect of converting local currency costs to dollars, since the Real depreciated on average 17% more than during the same period in 2001, and to the 14% increase in domestic oil, NGL and natural gas production. The 6% decline during 3Q-2002, compared with 2Q-2002, is the result basically of the same factors (a 25% increase in average exchange rate over the previous quarter).

Domestic unit refining costs for the January/September 2002 period increased 2% year-over-year. Third quarter domestic unit refining costs were 8% higher than in 3Q-2001, mostly due to the reduction in throughput (4%) and, compared to 2Q-2002, declined by 16%, due principally to the effects of converting local currency costs into dollars, for the reasons mentioned above.

The 5% January/September 2002 year-over-year reduction in Overheads (1) is the result of lower payroll costs, basically because of the Real depreciation. Overheads in 3Q-2002 decreased 32% over 2Q-2002, also influenced by the currency depreciation, compensated by an increase in contracted services in the areas of publicity, sponsorship and institutional advertising as well as expenses related to travel and insurance.

Net Operating Revenue

Net operating revenue grew 34% year-over-year in 3Q-2002, reflecting, more than anything else, increased exports, mostly of oil from the Marlim field, as well as the partial pass-through to domestic prices of the higher international oil products prices and the Real depreciation.

Exports of oil and oil products totaled R$3,593 million in 3Q-2002, a 133% increase over 3Q-2001.

Net operating revenue was 35% higher than in 2Q-2002, due to increased sales prices for oil products, caused by the partial pass-through to domestic prices of higher international oil product prices as well as the quarter’s depreciation of the Real against the dollar.

Sales Volume

Domestic 3Q-2002 sales volume posted a 4% decline compared with 3Q-2001, mainly due to lower naphtha sales, since petrochemical companies have begun to directly import part of their naphtha requirements, to lower fuel oil sales, caused by competition from other fuels and the slowdown in manufacturing industry, and to lower aviation fuel sales as the domestic economy began to grow more slowly.

Exports of oil from the Marlim field increased 219% in 3Q-2002 over 3Q-2001.

Consolidated Sales Costs

On a year-over-year basis, total 3Q-2002 sales costs increased by 34%, reflecting payment of the new CIDE tax and the lower collection of the now extinct PPE in 3Q2001, owing to higher international oil prices in that quarter.

As of January 1 2002, the Brazilian fuel market has been totally deregulated, pursuant to Law 9478 (the Petroleum law) and Law 9990 of August 1997 and July 21 2001, respectively. Other companies besides PETROBRAS are now permitted to produce and sell fuels to the domestic market as well as import and export oil products. As part of the deregulation process, under Law 10336 of December 19 2001, the Federal Government has introduced the so-called Intervention Contribution of the Economic Domain charge (Contribuição de Intervenção de Domínio Econômico – CIDE) on the import and sale of fuels. The charge is levied on producers, mixers and importers. Collection of the charge is made in Reais pursuant to the provisions of article 5 of Law 10336 and based on the unit measure sold for each fuel type.

The 85% year-over-year reduction in PASEP/COFINS over the January/September 2002 period also reflects the regulation to Law 10336/2001, article 8, which permits these charges to be offset against CIDE payments.

Income Statement — Consolidated

Balance Sheet — Consolidated

Cash Flow Statement — Consolidated

Value Added Statement — Consolidated

Millions of Reais (R$)	
	Jan-Sep	
	2002	2001
Description		
Gross Operating Revenue from Sales &/ Services	69,668	62,162
Raw Materials Used	(5,226)	(5,547)
Products for Resale	(12,841)	(11,411)
Materials, Energy, Services & Others	(6,946)	(7,698)
Value Added Generated	**44,655**	**37,506**
Depreciation & Amortization	(3,536)	(2,670)
Participation in Associated Companies	1,746	625
Financial Income	6,203	3,810
Total Distributable Value Added	**49,068**	**39,271**
Distribution of Value Added		
Personnel		
Salaries, Benefits and Charges	2,477	2,247
Government Entities		
Taxes, Fees and Contributions	23,874	17,859
Government Participation	4,558	3,022
Deferred Income Tax & Social Contribution	(83)	854
	28,349	21,735
Financial Institutions and Suppliers		
Financial Expenses,Interest, Rent & Freight	14,102	8,783
Shareholders		
Dividends	1,086	1,113
Minority Interest	(1,129)	(538)
Retained Income	4,183	5,931
	4,140	6,506

Consolidated Statement of Business Segmentation – September 30 2002

Statement of Other Group Operating Income and Expense

Consolidated Statement of Business Segmentation – September 30 2002

The accounting information in relation to each business segment was prepared on the basis of accountability, with the objective of attributing to the business segments only those items over which they have effective control.

We highlight below the principal criteria used in segmentation of the businesses:

a)     Net operating revenues: including revenues generated from sales to external clients, plus sales between business segments based on the internal transfer price established for transactions between areas.
b)     Operating profit encompasses net operating revenues, cost of products and services sold allocated on a business-by-business basis taking into account the domestic transfer price and the remaining operating costs of each segment. Operating expenses are also computed on the basis of those expenses effectively incurred by each segment.
c)     Assets: those assets effectively pertaining to each segment.

1. Changes in the Petroleum and Alcohol Accounts

* INTER-MINISTERIAL WORKING PARTY

During the first nine months of 2002, the balance of the Petroleum and Alcohol Accounts increased by R$602 million, to reach R$789 million. The principal factors contributing to this increase were:

· Provisions totaling R$600 million for the payment of the subsidies contained in the Program for the Equalization of Sugar Cane Production in the North-eastern Region, under the provisions of Law 10453 of 13/05/02 and Decree 4267 of 12/06/02, as well as collection of receivables and payments of amounts owed as established by the Agência Nacional de Petróleo –ANP. This was approved, through September 30 2002, by decision of General Director of ANP, published in the official press, in the amount of R$376 million, duly settled in October 2002.

· The Cost of regularizing procedures for determining the result of alcohol sales, in the amount of R$32 million, to the debit of the Account;

· Adjustments to PPE (Parcela de Preço Específico) revenues related to previous reporting periods, in the amount of R$14 million, to the credit of the Account, as the result of adjustments to sales, due to court injunctions brought by certain distributors.

· Reimbursement of subsidies to distributors and alcohol distillers, in the net amount of R$16 million, to the credit of the Account, related to events prior to December 31 2001, pursuant to Law 10453 of 13/05/02.

· The Government Audit is currently being performed by an ANP commission, designated by ANP Ruling 50 of 19/04/2002, which is charged with certifying the regularity and correctness of the balances of the Oil and Alcohol Accounts, which will conclude the process of the reconciliation of these Accounts with the Federal Government, by means of a Statement of Admission of Debt.

2. Consolidated Taxes and Charges

PETROBRAS’ 3Q-2002 economic contribution, as measured by payment of taxes, fees and other charges, totaled R$8,849 million, a 70% year-over-year increase. The figures for the January/September 2002 period are similar, with a 56% year-over-year increase.

(1)  Please see comments on sales deductions on Page 12.

(2)  CIDE – INTERVENTION CONTRIBUTION OF THE ECONOMIC DOMAIN (CONTRIBUIÇÃO DE INTERVENÇÃO DO DOMÍNIO ECONÒMICO)

3.  Government Participations

The 28% year-over-year growth in 3Q-2002 royalty payments reflects the growth in domestic production, the increase in international oil prices and the impact of the Real depreciation against the dollar on the reference prices for domestic oil, which form the basis for establishing the amount of royalties to be paid.

Highly productive fields, such as Marlim, Albacora and Marlim Sul, are subject to special participation payments, the value of which is a function of the variation in the reference prices of the oil lifted, based on a methodology established by ANP and calculated on the basis of the previous quarter’s quoted prices. The amount of the special participation paid in 3Q-2002 was 44% higher than in 2Q-2002, owing to higher reference prices for oil and the higher 2Q-2002 production volumes, which were used as the basis for calculating the special participation in 3Q-2002.

4. Reconciliation of Consolidated Results and Shareholders’ Equity

* According to CVM Norm 247/96 and PUBLIC NOTIFICATION/CVM/SNC/SEP04/96, the losses on investments, when valued by the equity income method, were considered to be of a temporary nature and, if the controlling companies are still operating and do not require financial support from their controlling shareholder, the losses should be limited to the amount invested by the controlling shareholder. The losses from negative net worth of controlled companies should therefore not have any effect on PETROBRAS’ results or shareholders’ equity for the January/September 2002 period, and should be dealt with in a reconciliation of the stand-alone financial statements of PETROBRAS and its Consolidated Financial Statements.

5. Environmental and Social Projects

The principal Environmental and Social Projects can be found on PETROBRAS’ site: www.petrobras.com.br — investor relations.

6. PETROBRAS’ shares and ADR Program

The book value of PETROBRAS’ shares at September 30 2002 was R$33.13.

7. BR Distribuidora Capital Closing

On November 7, 2002, the Board of Directors of PETROBRAS approved the making of a public offer by the Company to purchase the shares of Petrobras Distribuidora S. A. – BR, with the objective of canceling its registration as a publicly traded company, in accordance with CVM Instruction no.361 of March 5, 2002, to be paid for with preferential shares to be issued by Petrobras.

The public offer to acquire the shares is consistent with Petrobras” strategy of developing the Brazilian capital market and is in the interest of its shareholders, by aligning the strategic interests of both companies by preventing potential conflicts, by concentrating investors attention on Petrobras’ own shares, by potentially increasing their liquidity, and by positioning the company in the corporate and operational model adopted by its major international competitors, without causing loss to the minority shareholders of BR.

Additionally, the Board of Directors approved the evaluation report of BR which determined the value of R$45.40 (forty-five reais and forty centavos) per block of 1000 (one thousand) BR shares, the evaluation report of Petrobras which established the value of R$64.90 (sixty four reais and ninety centavos) for each one Petrobras share and the exchange ratio of 0.7 Petrobras shares per block of 1000 BR shares, which shall be adjusted and increased by a premium as defined by a specific formula.

During the same meeting, and in accordance with item VI, article 122 of Law no. 6,404 dated December 15,1976, the Petrobras Board of Directors approved the announcement of an Extraordinary General Meeting of Petrobras Shareholders on December 9, 2002 to deliberate the ratification of the appointment to prepare the BR evaluation report and its approval

The public offer to purchase the shares may be withdrawn until the date of registry of the exchange by CVM and subsequent publication of the Announcement, in accordance with CVM Instruction no 361.

Income Statement – Controlling Company

Balance Sheet – Controlling Company

Cash Flow Statement – Controlling Company

Value Added Statement – Controlling Company

http: //www.petrobras.com.br/ri/ingles

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15th, 2002

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.